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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

JA Solar Holdings Co., Ltd.
(Name of the Issuer)

JA Solar Holdings Co., Ltd.
Mr. Baofang Jin
Jinglong Group Co., Ltd.
JASO Top Holdings Limited
JASO Holdings Limited
JASO Parent Limited
JASO Acquisition Limited
Mr. Chin Tien HUANG
Ms. Chi Fung WONG
Ms. Pak Wai WONG
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing five Ordinary Shares
(Title of Class of Securities)

001-33290
(CUSIP Number)

JA Solar Holdings Co., Ltd. Building No. 8, Noble Center, Automobile Museum East Road, Fengtai, Beijing 100070 People's Republic of China Telephone: +86 10 63611888
Mr. Baofang Jin
Jinglong Group Co., Ltd.
JASO Top Holdings Limited
JASO Holdings Limited
JASO Parent Limited
JASO Acquisition Limited
Building No. 8, Noble Center, Automobile Museum
East Road,
Fengtai, Beijing 100070
People's Republic of China
Telephone: +86 10 63611999
Mr. Chin Tien HUANG
Ms. Pak Wai WONG
Room A, 43/F, BLK 8, the Wings
9 Tong Yin Street, Tseung Kwan O
New Territory, Hong Kong
Tel: +852 23899506
Ms. Chi Fung WONG
Room A, 43/F, BLK 13, Central Heights
9 Tong Tak Street, Tseung Kwan O
New Territory, Hong Kong
Tel: +852 23899506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Fang Xue Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Beijing 100025 People's Republic of China Telephone: +86 10 6502 8500	Peter Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People's Republic of China Telephone: +86 10 6535 5577

             This statement is filed in connection with (check the appropriate box):

a
☐       The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐       The filing of a registration statement under the Securities Act of 1933.

c
☐       A tender offer

d
☒       None of the above

             Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

             Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
268,198,833	33,391

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $1.51 for 237,923,602 issued and outstanding ordinary shares of the issuer subject to the transaction (including shares represented by the American depositary shares), plus (b) the product of 651,110 RSUs of the issuer subject to the transaction multiplied by $1.51 per restricted share ((a) and (b) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Item 15	Additional Information	3
Item 16	Exhibits	5

2

INTRODUCTION

        This Amendment to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Amendment", the transaction statement being amended hereby, the "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) JA Solar Holdings Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value US$0.0001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by American depositary shares (each, an "ADS," and together, the "ADSs"), each representing five Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Baofang Jin, the chairman of the board of directors and chief executive officer of the Company; (c) Jinglong Group Co., Ltd., a British Virgin Islands company ("Jinglong"); (d) JASO Top Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("JASO Top"); (e) JASO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Holdco"); (f) JASO Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of Holdco ("Parent"); (g) JASO Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of Parent ("Merger Sub"); (h) Mr. Chin Tien Huang; (i) Ms. Pak Wai WONG; and (j) Ms. Chi Fung WONG.

        The Transaction Statement relates to the agreement and plan of merger dated as of November 17, 2017 (the "Merger Agreement"), by and among Holdco, Parent, Merger Sub and the Company, pursuant to which the Merger Sub was merged with and into the Company, with the Company continuing as the surviving company (the "Surviving Corporation") after the Merger as a wholly owned subsidiary of Parent (the "Merger").

        This final Amendment is being filed pursuant to Rule 13-e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

        All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 15    Additional Information

        The disclosure under Item 15 required by Item 1011(c) of Regulation M-A is as follows:

        On March 12, 2018, an extraordinary general meeting of the shareholders of the Company was held. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Agreement and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the "Cayman Registrar") in connection with the Merger (the "Plan of Merger") and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including the Merger.

        On July 16, 2018 (Cayman Islands time), the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of July 16, 2018, pursuant to which the Merger became effective on July 16, 2018. As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

        At the effective time of the Merger (the "Effective Time"), each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (a) Shares beneficially owned by the Rollover Shareholders (the "Rollover Shares", such shareholders, the "Rollover Shareholders"), (b) Shares owned by shareholders who have validly exercised and have

3

not effectively withdrawn or lost their dissenters' rights under the Companies Law of the Cayman Islands (the "Cayman Islands Companies Law") (the "Dissenting Shares"),was cancelled and ceased to exist in exchange for the right to receive US$1.51 (the "Per Share Merger Consideration") and each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Rollover Shares and Dissenting Shares) was cancelled in exchange for the right to receive US$7.55 (the "Per ADS Merger Consideration"), in each case, in check, without interest and net of any applicable withholding taxes.

        At the Effective Time, each Rollover Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist without payment of any consideration or distribution therefor. Pursuant to a support agreement dated November 17, 2017 entered into by and between Holdco and the Rollover Shareholders, immediately prior to the Closing, such Rollover Shareholders purchased from the Holdco an aggregate number of Holdco shares, at par value per share, equal to the aggregate number of Rollover Shares held by such Rollover Shareholder and cancelled pursuant to the Merger. The description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit (d)-(2), which Exhibit is incorporated herein by reference.

        At the Effective Time, the Dissenting Shares issued and outstanding immediately prior to the Effective Time were cancelled without payment of consideration. The holders of dissenting shares may serve a valid notice of dissent under Section 238(5) of the Cayman Islands Companies Law to be entitled to receive payments resulting from the procedure in Section 238 of the Cayman Islands Companies Law with respect to their Dissenting Shares. However, if a holder of Dissenting Shares does not serve such notice of dissent, such holder is entitled to receive the Per Share Merger Consideration.

        At the Effective Time, each (1) outstanding and unexercised option (each a "Company Option") to purchase Shares under the Company's share incentive plans will be cancelled, and each holder of the Company Options (other than the Rollover Shareholders) will have the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $1.51 over the applicable exercise price of such Company Option by (y) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Option in full immediately prior to the Effective Time, net of any applicable withholding taxes, and (2) each restricted share and each restricted share unit granted under the Company's share incentive plans shall be cancelled, and each holder thereof will have right to receive a cash amount equal to $1.51, net of any applicable withholding taxes.

        As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including The Nasdaq Stock Market. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

4

Item 16    Exhibits

(a)-(1)	*	Preliminary Proxy Statement of the Company dated February 1, 2018 (the "Proxy Statement").
(a)-(2)		Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)		Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(4)		Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)		Press Release issued by the Company, dated November 20, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2017.
(b)-(1)
Debt Commitment Letter, by CSI Finance Limited, Credit Suisse AG, Singapore Branch, Dong Yin Development (Holdings) Limited and SPDB International (Hong Kong) Limited in favor of JASO Acquisition Limited, dated as of November 17, 2017, incorporated herein by reference to Exhibit 7.05 to the Amendment No. 7 to the Schedule 13D filed by Jinglong Group Co., Ltd., Mr. Baofang JIN, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG on November 21, 2017.
(b)-(2)
Commitment Letter, by Abax Asian Structured Credit Fund II, LP in favor of JASO Top Holdings Limited, dated as of November 17, 2017, incorporated herein by reference to Exhibit 7.06 to the Amendment No. 7 to the Schedule 13D filed by Jinglong Group Co., Ltd., Mr. Baofang JIN, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG on November 21, 2017.
(c)-(1)		Opinion of Houlihan Lokey (China) Limited, dated November 16, 2017, incorporated herein by reference to Annex F to the Proxy Statement.
(c)-(2)	**	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated November 16, 2017.
(d)-(1)		Agreement and Plan of Merger, dated as of November 17, 2017, by and among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Support Agreement, dated as of November 17, 2017, by and between Holdco, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(3)		Limited Guarantee, dated as of November 17, 2017, by and between Jinglong and the Company, incorporated herein by reference to Annex D to the Proxy Statement.
(d)-(4)		Equity Commitment Letter, dated as of November 17, 2017, by and between Jinglong, JASO Top, and Holdco, incorporated herein by reference to Annex E to the Proxy Statement.
(f)-(1)		Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)		Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.
(g)		Not applicable.

*
Previously filed on February 1, 2018.

**
Previously filed on January 11, 2018.

5

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2018

JA Solar Holdings Co., Ltd.
By	/s/ SHAOHUA JIA
	Name:	Shaohua Jia
	Title:	Director
Mr. Baofang Jin
/s/ BAOFANG JIN
Jinglong Group Co., Ltd.
By	/s/ BAOFANG JIN
	Name:	Baofang Jin
	Title:	Director
JASO Top Holdings Limited
By	/s/ BAOFANG JIN
	Name:	Baofang Jin
	Title:	Director
JASO Holdings Limited
By	/s/ BAOFANG JIN
	Name:	Baofang Jin
	Title:	Director
JASO Parent Limited
By	/s/ BAOFANG JIN
	Name:	Baofang Jin
	Title:	Director

[Signature Page to JA Solar SC 13e-3]

JASO Acquisition Limited
/s/ BAOFANG JIN
Director
Mr. Chin Tien Huang
/s/ CHIN TIEN HUANG
Ms. Chi Fung WONG
/s/ CHI FUNG WONG
Ms. Pak Wai WONG
/s/ PAK WAI WONG

[Signature Page to JA Solar SC 13e-3]

EXHIBIT INDEX

(a)-(1)	*	Preliminary Proxy Statement of the Company dated February 1, 2018 (the "Proxy Statement").
(a)-(2)		Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)		Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(4)		Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)		Press Release issued by the Company, dated November 20, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2017.
(b)-(1)
Debt Commitment Letter, by CSI Finance Limited, Credit Suisse AG, Singapore Branch, Dong Yin Development (Holdings) Limited and SPDB International (Hong Kong) Limited in favor of JASO Acquisition Limited, dated as of November 17, 2017, incorporated herein by reference to Exhibit 7.05 to the Amendment No. 7 to the Schedule 13D filed by Jinglong Group Co., Ltd., Mr. Baofang JIN, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG on November 21, 2017.
(b)-(2)
Commitment Letter, by Abax Asian Structured Credit Fund II, LP in favor of JASO Top Holdings Limited, dated as of November 17, 2017, incorporated herein by reference to Exhibit 7.06 to the Amendment No. 7 to the Schedule 13D filed by Jinglong Group Co., Ltd., Mr. Baofang JIN, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG on November 21, 2017.
(c)-(1)		Opinion of Houlihan Lokey (China) Limited, dated November 16, 2017, incorporated herein by reference to Annex F to the Proxy Statement.
(c)-(2)	**	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated November 16, 2017.
(d)-(1)		Agreement and Plan of Merger, dated as of November 17, 2017, by and among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Support Agreement, dated as of November 17, 2017, by and between Holdco, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(3)		Limited Guarantee, dated as of November 17, 2017, by and between Jinglong and the Company, incorporated herein by reference to Annex D to the Proxy Statement.
(d)-(4)		Equity Commitment Letter, dated as of November 17, 2017, by and between Jinglong, JASO Top, and Holdco, incorporated herein by reference to Annex E to the Proxy Statement.
(f)-(1)		Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)		Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.
(g)		Not applicable.

*
Previously filed on February 1, 2018.

**
Previously filed on January 11, 2018.